SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Oculis Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.01 par value per share

(Title of Class of Securities)

H5870P102

(CUSIP Number)

March 2, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5870P102

1.		Names of Reporting Persons Novartis Bioventures Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		☐
(b)		☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,776,182
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,776,182
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 5.4%(1)
12.		Type of Reporting Person (see instructions) CO

(1)  Based on 32,733,373 Ordinary Shares outstanding, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on March 7, 2023.

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CUSIP No. H5870P102

1.		Names of Reporting Persons Novartis Pharma AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		☐
(b)		☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 401,720
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 401,720
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 401,720
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 1.2%(1)
12.		Type of Reporting Person (see instructions) CO

(1)  Based on 32,733,373 Ordinary Shares outstanding, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on March 7, 2023.

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CUSIP No. H5870P102

1.		Names of Reporting Persons Novartis AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		☐
(b)		☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,177,902(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,177,902(1)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,177,902(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 6.7%(2)
12.		Type of Reporting Person (see instructions) CO, HC

(1) Consists of (i) 1,776,182 Ordinary Shares held by Novartis Bioventures Ltd. and (ii) 401,720 Ordinary Shares held by Novartis Pharma AG. Novartis Bioventures Ltd. and Novartis Pharma AG are each wholly owned indirect subsidiaries of Novartis AG. As the indirect parent of Novartis Bioventures, Ltd. and Novartis Pharma AG, Novartis AG shares voting and dispositive power over, and may be deemed to beneficially own, the reported securities.

(2)  Based on 32,733,373 Ordinary Shares outstanding, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on March 7, 2023.

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Item 1(a).	Name of Issuer: Oculis Holding AG
Item 1(b).	Address of Issuer’s Principal Executive Offices: Bahnhofstrasse 7, CH-6300 Zug, Switzerland
Item 2(a).

Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the Ordinary Shares of the Issuer:

(i)    Novartis Bioventures Ltd., a Swiss corporation (“NBV”), with respect to shares held by it;

(ii)   Novartis Pharma AG, a Swiss corporation (“NPhAG”), with respect to shares held by it; and

(ii)   Novartis AG, a Swiss corporation (“Novartis”), as the publicly owned parent of NBV and NPhAG, with respect to the shares held by those entities.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of NBV, NPhAG and Novartis is Lichtstrasse 35, 4056 Basel, Switzerland.
Item 2(c).

Citizenship:

NBV is a corporation organized under the laws of Switzerland and is an indirect wholly owned subsidiary of Novartis.

NPhAG is a corporation organized under the laws of Switzerland and is an indirect wholly owned subsidiary of Novartis.

Novartis is a corporation organized under the laws of Switzerland and is the publicly owned parent of NBV and NPhAG.

Item 2(d).	Title of Class of Securities: Ordinary Shares, CHF 0.01 par value per share (“Ordinary Shares”).
Item 2(e).	CUSIP Number: H5870P102
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

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Item 4.	Ownership

(a)	Amount Beneficially Owned:

NBV is the beneficial owner of 1,776,182 Ordinary Shares of the Issuer. NPhAG is the beneficial owner of 401,720 Ordinary Shares of the Issuer. As the indirect parent of NBV and NPhAG, Novartis may be deemed to beneficially own these securities. Each of NBV and NPhAG expressly disclaim beneficial ownership of shares beneficially owned by the other entity.

(b)	Percent of Class:

NBV, NPhAG and Novartis beneficially own 5.4%, 1.2% and 6.7%, respectively, of the Issuer’s outstanding Ordinary Shares, based upon 32,733,373 Ordinary Shares issued and outstanding as of March 2, 2023, as reported by the Issuer in a Form 20-F filed with the Securities and Exchange Commission on March 7, 2023.

(c)            Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote: Not applicable as to each Reporting Person.

(ii)           Shared power to vote or to direct the vote: Please see Row 6 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

(iii)          Sole power to dispose or to direct the disposition of: Not applicable as to each Reporting Person.

(iv)           Shared power to dispose or to direct the disposition of: Please see Row 8 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023

Novartis Bioventures Ltd.

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Secretary of the Board

/s/ Beat Steffen
Name: Beat Steffen
Title: Authorized Signatory

Novartis Pharma AG

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Authorized Signatory

/s/ Beat Steffen
Name: Beat Steffen
Title: Authorized Signatory

Novartis AG

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Authorized Signatory

/s/ Beat Steffen
Name: Beat Steffen
Title: Authorized Signatory

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EXHIBIT INDEX

Exhibit Number	Exhibit Description
1	Powers of Attorney
2	Evidence of Signatory Authority
3	Joint Filing Agreement